
July 31, 2013

<u>Via E-mail</u>
Yaron Menashe
Chief Financial Officer
Elbit Vision Systems Ltd.
7 Bareket Street
P.O.B. 3047
Industrial Park
Caesarea, Israel 38900

> **Re:** **Elbit Vision Systems Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 29, 2013**
> **File No. 000-28580**

Dear Mr. Menashe:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that the Report of Independent Registered Public Accounting Firm is not dated. Please file an amendment to your Form 20-F to include a Report of Independent Registered Public Accounting Firm that is appropriately dated. Refer to Rule 2-02(a) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Kristin Lochhead at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief